SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 13D/A
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)


                          Danka Business Systems PLC
--------------------------------------------------------------------------------
                               (Name of Issuer)

              Ordinary Shares, nominal value 1.25 pence per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   23627710
           --------------------------------------------------------
                                (CUSIP Number)

                              James L. Singleton
                             The Cypress Group LLC
                         65 East 55th St., 19th Floor
                           New York, New York 10022
                                (212) 705-0150
                                with copies to:

                             Glenn M. Reiter, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
--------------------------------------------------------------------------------

                               February 15, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]


                        (Continued on following pages)

CUSIP No. 23627710                                          Page 2 of 13 Pages
--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Associates II LLC
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           0
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          74,339,386
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          74,339,386
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   74,339,386 *
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   00
--------- ---------------------------------------------------------------------
* (The Reporting Person disclaims admission of such beneficial ownership)

CUSIP No. 23627710                                           Page 3 of 13 Pages
-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Merchant Banking Partners II L.P.
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------

   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2s(e)                                            [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           70,654,260
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          0
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          70,654,260
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          0
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   70,654,260
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   22.2%
--------- ---------------------------------------------------------------------

   14
          TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------

CUSIP No. 23627710                                           Page 4 of 13 Pages
-------------------------------------------------------------------------------

   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cypress Merchant Banking II C.V.
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Netherlands
--------- ---------------------------------------------------------------------

      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           3,003,641
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          0
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          3,003,641
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          0
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,003,641
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.2%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------

CUSIP No. 23627710                                          Page 5 of 13 Pages
-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   55th Street Partners II L.P.
--------- ---------------------------------------------------------------------

   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                   Joint Filing                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           681,485
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          0
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          681,485
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          0
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   681,485
--------- ---------------------------------------------------------------------

   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.3%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------

CUSIP No. 23627710                                          Page 6 of 13 Pages
-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James A. Stern
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           0
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          74,339,386
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          74,339,386
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   74,339,386*
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   IN
--------- ---------------------------------------------------------------------
* (The Reporting Person disclaims admission of such beneficial ownership)

CUSIP No. 23627710                                           Page 7 of 13 Pages
-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Jeffrey P. Hughes
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           0
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          74,339,386
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          74,339,386
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   74,339,386*
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   IN
--------- ---------------------------------------------------------------------
* (The Reporting Person disclaims admission of such beneficial ownership)

CUSIP No. 23627710                                           Page 8 of 13 Pages
-------------------------------------------------------------------------------

   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James L. Singleton
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   OO (See Item 3)
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           40,000
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          74,339,386
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          40,000
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          74,339,386
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   74,379,386 *
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   IN
--------- ---------------------------------------------------------------------
* (The Reporting Person disclaims admission of beneficial ownership of 74,339,386 shares--See Item 5)

CUSIP No. 23627710                                           Page 9 of 13 Pages
-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   David P. Spalding
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                   Joint Filing                                         (b) [ ]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

                   Not applicable
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------- ---------------------------------------------------------------------
      NUMBER OF            7
        SHARES                   SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                           0
         EACH
      REPORTING
        PERSON
         WITH
                        -------- ----------------------------------------------
                           8
                                 SHARED VOTING POWER

                                          74,339,386
                        -------- ----------------------------------------------
                           9
                                 SOLE DISPOSITIVE POWER

                                          0
                        -------- ----------------------------------------------
                          10
                                 SHARED DISPOSITIVE POWER

                                          74,339,386
----------------------- -------- ----------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   74,339,386*
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.1%
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

                   IN
--------- ---------------------------------------------------------------------
* (The Reporting Person disclaims admission of such beneficial ownership)

                                                            Page 10 of 13 Pages


        This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Ordinary Shares, nominal value 1.25 pence per share (the "Ordinary Shares") of Danka Business Systems PLC, a limited liability company organized under the laws of England and Wales (the "Company"), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 23, 1999 (the "Original Schedule 13D"), to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Schedule 13D.

        This Amendment No. 1 is being filed jointly by Cypress Merchant Banking Partners II L.P., a Delaware limited partnership ("Cypress MBP"), Cypress Merchant Banking II C.V., a limited partnership organized under the laws of The Netherlands ("Cypress MB"), 55th Street Partners II L.P., a Delaware limited partnership ("55th Street", and together with Cypress MBP and Cypress MB, the "Investors"), Cypress Associates II LLC., a Delaware limited liability company ("Cypress Associates"), James A. Stern, Jeffrey P. Hughes, James L. Singleton and David P. Spalding (Messrs. Stern, Hughes, Singleton and
Spalding, collectively, the "Members", and together with the Investors and Cypress Associates, the "Reporting Persons").

Item 3.  Source and Amount of Funds or Other Consideration

        Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

        The Investors' receipt of additional Participating Shares as dividends on their existing Participating Shares (described in Item 4 hereof) required no additional consideration.

        As more fully described in Item 4, funds required by James L. Singleton ("Mr. Singleton") to purchase an aggregate of 10,000 American Depositary Shares (each, representing four Ordinary Shares) of the Company in the open market were from his personal funds.

Item 4.  Purpose of Transaction.

         Item 4 of the Original Schedule 13D is hereby amended by adding the following information:

         Pursuant to the terms of the Participating Shares, as of March 15, 2002, the Company has paid to the Investors quarterly dividends on their Participating Shares in the form of additional Participating Shares, as follows:


                      ---------------------------------- ------------------------------------------------
                                                              Number of Participating Shares Issued
                      ---------------------------------- ------------------------------------------------
                      Dividend Payment Date              Cypress         Cypress MB        55th Street
                                                           MBP
                      ---------------------------------- ---------- --------------------- ---------------
                      February 15, 2000                      2,024              86              19
                      ---------------------------------- ---------- --------------------- ---------------
                      May 15, 2000                           3,122              132              30
                      ---------------------------------- ---------- --------------------- ---------------



                                                            Page 11 of 13 Pages



                      August 15, 2000                        3,173              135              31
                      ---------------------------------- ---------- --------------------- ---------------
                      November 15, 2000                      3,224              137              31
                      ---------------------------------- ---------- --------------------- ---------------
                      February 15, 2001                      3,276              140              31
                      ---------------------------------- ---------- --------------------- ---------------
                      May 15, 2001                           3,330              141              33
                      ---------------------------------- ---------- --------------------- ---------------
                      August 15, 2001                        3,384              144              32
                      ---------------------------------- ---------- --------------------- ---------------
                      November 15, 2001                      3,439              146              33
                      ---------------------------------- ---------- --------------------- ---------------
                      February 15, 2002                      3,494              149              34
                      -----------------                      -----              ---              --
                      ---------------------------------- ---------- --------------------- ---------------
                          Total                             28,466              1,210             274
                          ======                            ======              =====             ===
                      ---------------------------------- ---------- --------------------- ---------------



         On February 5, 2002, Mr. Singleton purchased 100 American Depositary Shares of the Company for a purchase price of $2.59 per share in cash and an aggregate purchase price of $259.00 and 9,900 American Depositary Shares of the Company for a purchase price of $2.789 per share in cash and an aggregate purchase price of $27,611.10.

         Other than as described above and in Item 4 of the Original Schedule 13D and, in the case of Mr. Singleton, other than in his capacity as a director of the Company, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D is hereby amended by adding the following information:

         (a) and (b). As of February 1, 2002, based upon information set forth in the Company's Quarterly Report on Form 10-Q filed by the Company on February 13, 2002, there were 248,084,622 Ordinary Shares of the Company outstanding. As of the date hereof, each Participating Share is convertible into 323.285 Ordinary Shares based upon a conversion price of US$3.11 per Ordinary Share. For purposes of Rule 13d-3 under the Exchange Act, the Ordinary Shares issuable upon conversion of the Participating Shares held by the Investors increase the diluted number of Ordinary Shares outstanding to 322,424,008. The Ordinary Shares ownership percentages for Cypress Associates and each of the Members set forth below are based on this diluted number of shares. The Ordinary Shares ownership percentages for Cypress MBP, Cypress MB and 55th Street set forth below are based on the diluted number of 318,738,882, 251,088,263 and 248,766,107, respectively.

         As of the date of this Amendment No. 1, Cypress MBP, Cypress MB and 55th Street may be deemed to beneficially own 70,654,260, 3,003,641 and 681,485 Ordinary Shares, respectively, which are subject to issuance upon conversion of the Participating Shares held by them. Accordingly, the percentage of the outstanding Ordinary Shares beneficially owned by each of Cypress MBP, Cypress MB and 55th Street is 22.2%, 1.2% and 0.3%, respectively.

         The responses of Cypress Associates to Rows (7) through (13) of the cover page of this Amendment No.1 are incorporated herein by reference. The filing of this Amendment No. 1 shall not be construed as an admission that Cypress Associates is a beneficial owner of any securities covered by this statement.

         The responses of each of the Members to Rows (7) through (13) of the cover page of this Amendment No.1 are incorporated herein by reference. The filing of this Amendment No. 1 shall not be construed as an admission that any of the Members is a beneficial owner of any securities covered by this statement, except that Mr. Singleton is the direct beneficial owner of 10,000 American Depositary Shares of the Company (each American Depositary Share represents four Ordinary Shares). As further described in Item 4, Mr. Singleton purchased those American Depositary Shares in the open market for an aggregate purchase price of $27,870.10.

                                                           Page 12 of 13 Pages


         (c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as disclosed in Item 4 of this Amendment No. 1.

         (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the net proceeds from the sale of, the Participating Shares, or the Ordinary Shares into which such Participating Shares are convertible, referred to in this Item
5. No person, other than Mr. Singleton, has the right to receive or the power to direct the receipt of dividends from, or the net proceeds from the sale of, the American Depositary Shares, or the Ordinary Shares they represent, referred to in this Item 5.

         (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

        1.        Joint Filing Agreement (The Joint Filing Agreement filed as
                  Exhibit 1 to the Original Schedule 13D is hereby incorporated herein by reference)

        2. Powers of Attorney (The Power of Attorney filed as Exhibit 2 to the Original Schedule 13D is hereby incorporated herein by reference).

        3.        Subscription Agreement (The Subscription Agreement, filed as
                  Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 5, 1999, is hereby incorporated herein by reference).

        4.        Amendment to Subscription Agreement (The Amendment, filed as
                  Exhibit 2 to the Company's Current Report on Form 8-K dated December 20, 1999, is hereby incorporated herein by reference).

        5. Registration Rights Agreement (The Registration Rights Agreement, filed as Exhibit 3 to the Company's Current Report on Form 8-K dated December 20, 1999, is hereby incorporated herein by reference).

        6. Articles of Association of the Company (The Articles of Association, filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 14, 2001, are hereby incorporated herein by reference).

                                                           Page 13 of 13 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                     CYPRESS ASSOCIATES II LLC

                                     By: /s/ James L. Singleton
                                         -------------------------------
                                         Name: James L. Singleton
                                         Title:     Member

                                     CYPRESS MERCHANT BANKING PARTNERS II L.P.

                                      By:    Cypress Associates II LLC,
                                             its General Partner


                                             By: /s/ James L. Singleton
                                                 ------------------------------
                                                 Name: James L. Singleton
                                                 Title: Member

                                      CYPRESS MERCHANT BANKING II C.V.

                                      By:    Cypress Associates II LLC, its
                                             Managing General Partner

                                             By: /s/ James L. Singleton
                                                 ------------------------------
                                                 Name: James L. Singleton
                                                 Title: Member

                                      55th STREET PARTNERS II L.P.

                                      By:    Cypress Associates II LLC, its
                                             Managing General Partner


                                             By: /s/ James L. Singleton
                                                 ------------------------------
                                                 Name:  James L. Singleton
                                                 Title: Member


                                      /s/ James L. Singleton
                                      -----------------------------------------
                                      JAMES A. STERN

                                      /s/ James L. Singleton
                                      -----------------------------------------
                                      JEFFREY P. HUGHES

                                      /s/ James L. Singleton
                                      -----------------------------------------
                                      JAMES L. SINGLETON

                                      /s/ James L. Singleton
                                      -----------------------------------------
                                      DAVID P. SPALDING


Dated: March 15, 2002